Exhibit 99.2

EXETER RESOURCE CORPORATION 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Form of Proxy - Annual General Meeting to be held on Monday, June 25, 2012 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). If you are voting on behalf of a corporation or another Individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made or where both choices have been specified in respect of any matter, this proxy will be voted in favour of all matters described in this proxy. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 1:00 PM (Pacific Time) on Thursday, June 21, 2012. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! Call the number listed BELOW from a touch tone Go to the following web site: telephone. www.investorvote.com 1-866-732-VOTE (8683) Toll Free If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER

Appointment of Proxyholder I/We being holder(s) of Exeter Resource Corporation hereby appoint(s): Print the name of the person you are Douglas Scheving, a Director of the Company, or falling him, Cecil Bond, the appointing if this person is someone Chief Financial Officer of the Company, OR other than the Management designees. as my/our proxyholder with full power of substitution to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, or where both choices have been specified, the proxyholder will vote in favour of the matters described below) and all other matters that may properly come before the Annual General Meeting of shareholders of Exeter Resource Corporation to be held at Suite 1660,999 West Hastings Street, Vancouver, British Columbia, on June 25, 2012 at 1:00 PM (Pacific Time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT BOXES. 1. Number of Directors To set the number of Directors at seven (7). 2. Election of Directors 01. Bryce G.Roxburgh 04. Robert G. Reynolds 07. Julian Bavin For Withhold 02. Yale R. Simpson 05. Louis G. Montpellier For Withhold 03. Douglas W. Scheving 06. John C. Simmons For Withhold For Withhold 3. Appointment of Auditors Appointment of PricewaterhouseCoopers LLP, Chartered Accountants as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. Authorized Signature(s) - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted in favour of such matter. Signature(s) Date Interim Financial Reports - Mark this box if you would like to receive Interim Financial Reports and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.